CENTURI SEPARATION FAQ

Southwest Gas HOLDINGS

Are you definitely going to separate Centuri? How certain is this?	• As we announced on March 1, 2022, our Board of Directors unanimously decided to separate Centuri. • We are moving forward expeditiously to complete the separation because this is the optimal time to create two strong, independent companies. • We expect the separation will be completed within 9 to 12 months from the announcement of the separation on March 1, 2022.
What does "separation" mean?	• It means that we are separating our regulated and unregulated businesses to create two strong, independent companies. • While the final structure of the separation has not been determined, it will be effected with the goal of maximizing value for Southwest Gas stockholders. • We will provide an update on the separation within 45 to 60 days from the announcement of the separation on March 1, 2022. • Following the separation process, Centuri will be an independent company and Southwest Gas will not have a continuing ownership interest in Centuri.
How did the Board and management team arrive at the decision to separate Centuri?	• As a Board and management team, we have been open to the possibility that a separation could ultimately be the best way to unlock the value of Centuri, and that of the remainder of Southwest Gas, and as a result, we have taken actions to prepare Centuri to succeed as a standalone company. • With Centuri nearly doubling its revenue over the last four years and poised for continued growth as a standalone platform, and with the acquisition of Riggs Distler, the Board and management team concluded that now is the time to separate Centuri and unlock value.
How are you going to separate Centuri? **What is the most likely form of separation (e.g., sale, spin, RMT)?** **Will the separation be a complete separation or will Holdings continue to retain an ownership position in that business?**	• We currently expect the foundation of the separation structure to be a tax-free spin-off in which stockholders would receive a prorated dividend of Centuri shares. • The separation will be effected with the goal of maximizing value for Southwest Gas stockholders, and we will provide an update on the separation within 45 to 60 days from the announcement of the separation on March 1, 2022. • Following the separation process, Centuri will be an independent company and Southwest Gas will not have an ownership interest in Centuri.

How are you going to finance MountainWest?

What is the quantified reduced equity need for MoutainWest financing as a result of the separation?

When will we hear more about financing for MountainWest?

- We are actively evaluating a range of financing options to determine what is in the best interest of all our stockholders. We will share additional details once we have determined the optimal financing plan.
- The timing of the decision on MountainWest financing is separate and distinct from our decision to separate Centuri.
- When we announced the MountainWest transaction, we put in place a 364-day term loan commitment, and we continue to plan to issue equity and debt to replace the term loan.
- With the separation of Centuri, we will have the flexibility to meaningfully reduce future equity financing needs, including with respect to MountainWest. Subject to ongoing discussions with our rating agencies, this expectation is based on the enhanced consolidated risk position of our business segments post separation.

Does Southwest Gas Holdings plan on reducing its overall dividend upon the separation of Centuri?

- No, we do not plan on reducing our dividend to stockholders in conjunction with the planned separation of the Centuri business unit.
- The separation is expected to be structured so that stockholders of Southwest Gas would benefit from the same overall dividend payment as immediately before the separation.

Will Centuri pay a dividend?

- As separate companies, Southwest Gas and Centuri will each have tailored capital structures and financial policies appropriate for each company's business.
- We will provide additional detail regarding the separation in due course.